Exhibit 2.2

AMENDMENT NO. 1 TO MERGER AGREEMENT

This AMENDMENT NO. 1 TO MERGER AGREEMENT (this “Amendment”), dated as of September 28, 2017, is entered into by and among LiveXLive Media, Inc., a Delaware corporation (“Buyer”), LXL Music Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”), Slacker, Inc., a Delaware corporation (the “Company”), and Columbia Capital Equity Partners V (QP), L.P., in its capacity as the stockholders’ agent in connection with the transactions contemplated by the Merger Agreement (as defined below) (the “Stockholders’ Agent”). Buyer, Merger Sub, the Company and the Stockholders’ Agent shall collectively be referred to herein as the “Parties”. Capitalized terms used in this Amendment but not defined herein have the meanings ascribed to them in the Merger Agreement.

WHEREAS, the Parties have previously entered into that certain Agreement and Plan of Merger dated as of August 25, 2017 (the “Merger Agreement”);

WHEREAS, the Parties now desire to amend the Merger Agreement as set forth herein; and

WHEREAS, pursuant to Section 10.7 of the Merger Agreement, the Merger Agreement may be amended by the Parties pursuant to a written instrument duly executed by each of the Parties.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

Section 1.                      Amendments to the Merger Agreement.

(a)                 Definition of “Net Working Capital” in Section 1.1 of the Merger Agreement is hereby amended by inserting the bold, underlined text and deleting the strickenthrough text as follows:

“Net Working Capital” means an amount equal to (a) the total consolidated current assets of the Company (including the aggregate amount of all Cash) as of the Adjustment Calculation Date, minus (b) the total consolidated current liabilities of the Company as of the Adjustment Calculation Date, in each case, as determined in accordance with the Applicable Accounting Principles; provided, that solely for purposes of calculating Net Working Capital, (i) all Transaction Expenses shall be included in such calculation as a reduction in Cash (if paid) or as accrued current liabilities (if unpaid) as of the Adjustment Calculation Date, in each case, whether or not such particular item would otherwise be treated as a current asset or current liability, as the case maybe, under the Applicable Accounting Principles, and (ii) the Convertible Notes Payoff Amount as of the Adjustment Calculation Date shall not be included in such calculation.

(b)                 The following defined terms in Section 1.1 of the Merger Agreement are hereby amended by inserting the bold, underlined text and deleting the strickenthrough text as follows:

“Closing Indebtedness” means the Indebtedness of the Company (other than (a) any Company Promissory Notes to be repaid and extinguished on or prior to the Closing pursuant to the terms of this Agreement and (b) any Incremental Bank Loan incurred by the Company during the Interim Period pursuant to Section 5.22(a)(i)) as of 12:01 a.m. Eastern Time on the Adjustment Calculation Date.

“Closing Net Working Capital” means the Net Working Capital of the Company as of 12:01 a.m. Eastern Time on the Adjustment Calculation Date. For the avoidance of doubt, Closing Net Working Capital shall be calculated without duplication of any amounts included in Closing Indebtedness or Transaction Expenses.

“Closing Purchase Price” means an amount equal to (a) Base Merger Consideration, minus (b) Convertible Notes Payoff Amount, minus (c) Estimated Closing Indebtedness, plus (d) the amount, if any, by which the Estimated Closing Net Working Capital exceeds the Target Working Capital, minus (e) the absolute value of the amount, if any, by which the Target Working Capital exceeds the Net Working Capital, minus (f) any Transaction Expenses as of the Closing (other than Transaction Expenses not exceeding $10,000 directly related to any Incremental Bank Loan or Incremental Stockholder Loan) not already reflected in clauses (d) and (e), plus (g) an amount equal to the Incremental Stockholder Loan actually funded by the Participating Stockholders, each as set forth in the Closing Statement delivered pursuant to Section 2.11(a), as such amount may be adjusted by mutual agreement of Buyer and the Company prior to Closing pursuant to Section 2.11(c).

“Convertible Promissory Notes” means (a) the Subordinated Convertible Promissory Notes in the aggregate outstanding principal amount of $2,988,146.68 as of the Agreement Date and (b) the Subordinated Convertible Promissory Notes in the aggregate outstanding principal amount equal to the Incremental Stockholder Loan as of the Closing Date, if any, in each case, issued to the holders thereof pursuant to the Note Purchase Agreement, dated as of March 14, 2017, by and among the Company and the investors identified therein.

“Final Purchase Price” means an amount equal to (a) Base Merger Consideration, minus (b) Convertible Notes Payoff Amount, minus (c) Closing Indebtedness, plus (d) the amount, if any, by which the Closing Net Working Capital exceeds the Target Working Capital, minus (e) the absolute value of the amount, if any, by which the Target Working Capital exceeds the Closing Net Working Capital, minus (f) any Transaction Expenses as of the Closing (other than Transaction Expenses not exceeding $10,000 directly related to any Incremental Bank Loan or Incremental Stockholder Loan) not already reflected in clauses (d) and (e), plus (g) an amount equal to the Incremental Stockholder Loan actually funded by the Participating Stockholders, each as finally determined pursuant to ~~this~~ Section 2.16.

“Material Adverse Effect” means any change, effect, event, circumstance or occurrence that, individually or in the aggregate, has a material adverse effect on (a) the business, assets, liabilities or results of operations of the Company or (b) the ability of the Company to consummate the Transactions; provided, however, that with respect to the foregoing clause (a) only, any change, effect, event, circumstance or occurrence to the extent (and solely to the extent) resulting from or arising out of any of the following shall not be taken into account in determining whether there has been a Material Adverse Effect: (i) (x) changes in U.S. or non-U.S. economic, market or political conditions, or (y) changes in the financial, credit, banking, currency or capital markets or changes in currency exchange rates or interest rates or currency fluctuations, (ii) the announcement of this Agreement, including by reason of the identity of Buyer, and the impact thereof on relationships with employees, customers, suppliers, or other counterparties (provided that this clause (ii) shall not apply with respect to any representation or warranty that addresses non-contravention or the effects of entering into or performing this Agreement) or the taking of any action required hereby, (iii) changes in accounting standards or practices (including GAAP) or interpretations thereof, (iv) any outbreak or escalation of hostilities, declared or undeclared events of war, events of terrorism or any other U.S. or non-U.S. crisis or emergency, (v) changes resulting from any natural disasters, calamities, pandemics or other force majeure events, (vi) changes in Laws or interpretations thereof by any Governmental Authority, (vii) any failure of the Company to meet any internal or industry financial estimates, forecasts or projections for any period (it being understood that the facts and circumstances contributing to such failure may be taken into account in determining whether a Material Adverse Effect has occurred), (viii) actions taken at the written request of Buyer, and (ix) the Company’s efforts to comply with the first sentence of Section 5.22(a), any actions that the Company takes that are permitted or required under by 5.22(a), or the lack of operating capital or any operational or economic distress on the Company resulting therefrom but solely to the extent the foregoing is not a result of failure on the part of the Participating Stockholders to fund, or the Company to accept, the Incremental Stockholder Loan, if and to the extent necessary, pursuant to Section 5.22(a)(ii); provided that any change, effect, event, circumstance or occurrence set forth in clauses (i), (iii), (iv), (v) and (vi) above may be taken into account in determining whether a Material Adverse Effect has occurred if such changes, effects, events, circumstances or occurrences have a disproportionate adverse effect on the Company as compared to other participants in the industries in which the Company operates.

“Outside Pricing Date” means October 23, 2017.

(c)                 Section 1.1 of the Merger Agreement shall be amended by inserting the following in alphabetical order:

“Adjustment Calculation Date” means September 30, 2017.

“Incremental Bank Loan” has the meaning ascribed to it in Section 5.22(a)(i).

“Incremental Required Funds” has the meaning ascribed to it in Section 5.22(a).

“Incremental Stockholder Loan” has the meaning ascribed to it in Section 5.22(a)(ii).

“Interim Period” has the meaning ascribed to it in Section 5.22(a).

“Stockholder Loan Fee Cap” has the meaning ascribed to it in Section 5.22(d).

(d)                 Section 2.2 of the Merger Agreement is hereby amended by inserting the bold and underlined text and deleting the strickenthrough text as follows:

Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Loeb & Loeb LLP, 10100 Santa Monica Blvd., Suite 2200, Los Angeles, California 90067 at 10:00 a.m. local time, on the date that is no later than three (3) Business Days after the conditions to Closing set forth in Article VI and Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at such time), unless Buyer and the Company mutually agree upon another date and time. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(e)                 Section 2.11(b) of the Merger Agreement is hereby amended by inserting the bold, underlined text and deleting the strickenthrough text as follows:

“The information contained in the Closing Statement shall be based on the balance sheet of the Company prepared as of the Adjustment Calculation Date in accordance with GAAP applied consistently…”

(f)                  Section 5.2(b)(vi) of the Merger Agreement is hereby amended by inserting the bold, underlined text and deleting the strickenthrough text as follows:

incur, terminate or prepay any Indebtedness outside of the Ordinary Course of Business (other than any Incremental Bank Loan or Incremental Stockholder Loan incurred by the Company during the Interim Period pursuant to Section 5.22(a));

(g)                 Section 5.2 of the Merger Agreement is hereby amended by inserting the bold, underlined text and deleting the strickenthrough text as follows:

R&W Insurance Policy. Buyer shall use its reasonable best efforts to obtain the R&W Insurance Policy to be bound as soon as practicable following the Agreement Date and prior to the Closing Date, which R&W Insurance Policy shall (a) remain in effect with respect to the matters insured thereunder, (b) be issued by the Insurer for the benefit of Buyer and the Company, and (c) be customized based on the terms of this Agreement to the extent applicable. The R&W Insurance Premium shall constitute a Transaction Expense. For the avoidance of doubt, in the event that the Closing shall not take place, the Company shall not be required to pay the R&W Insurance Premium. In the event that the premium, underwriting fees, brokerage fees, legal fees for counsel engaged by the Insurer, surplus lines tax and any other costs and expenses associated with obtaining the R&W Insurance Policy exceed $225,000, the Buyer shall bear such excess amount, which excess amount shall not constitute a Transaction Expense.

(h)                 Section 8.2(a) of the Merger Agreement is hereby amended by inserting the bold, underlined text and deleting the strickenthrough text as follows:

the Closing shall not have occurred on or before the October 31, 2017, or such other date as may have been agreed upon in writing by Buyer and the Company (such applicable date, the “Outside Date”); or

(i)                   A new Section 5.22 to the Merger Agreement shall be added as follows:

(a) If the Closing does not occur on or prior to the Adjustment Calculation Date, then during the period commencing on October 1, 2017 and ending on the Closing Date (the “Interim Period”) the Company shall use all Commercially Reasonable Efforts to continue to operate and carry on its business in a manner that would minimize the requirement for additional cash infusion to the Company from outside sources (regardless of whether such cash is in the form of additional equity or debt) for the purpose of funding its working capital during the Interim Period (the “Incremental Required Funds”). However, notwithstanding the Company’s use of all Commercially Reasonable Efforts to achieve the foregoing, if the Company Board determines, in its sole discretion, that Incremental Required Funds are necessary in order to operate and carry on its business in a manner not materially and adversely inconsistent with its Ordinary Course of Business, then the Company shall, if and to the extent necessary, take the following actions:

(i) borrow, in one or more draws or loans, as applicable, an amount equal to at least the Incremental Required Funds under the Company’s existing bank credit facility and/or from another lender (the “Incremental Bank Loan”) to the extent then available to the Company; and/or

(ii) accept from the Participating Stockholders one or more loans in an aggregate principal amount equal to the Incremental Required Funds in the form of Convertible Promissory Notes to be issued by the Company to such Participating Stockholders to the extent then available to the Company (the “Incremental Stockholder Loan”).

(b) Promptly following the Closing, solely to the extent the Participating Stockholders have funded the Incremental Stockholder Loan during the Interim Period pursuant to Section 5.22(a)(ii), in consideration of such funding, Buyer shall issue to the Participating Stockholders a number of Buyer Common Shares, rounded down to the nearest whole shares, equal to (i) the lesser of (A) 50% of the Incremental Stockholder Loan actually funded by the Participating Stockholder and (B) the Stockholder Loan Fee Cap, divided by (ii) the Buyer Public Offering Price. Any and all Buyer Common Shares that may be issued pursuant to this Section 5.22(b) shall (and any certificates or book-entry entitlements representing such Buyer Common Shares) (x) be “restricted securities” within the meaning of Rule 144 under the Securities Act, (y) bear all legends described in Section 2.13(c)(ii), and (z) be subject to the lock-up agreement described in Section 2.13(c)(iii).

(c) For the avoidance of doubt, (i) any issuance of Buyer Common Shares pursuant to Section 5.22(b) shall be in addition to, and not in lieu of, any Buyer Common Shares in respect to the Stock Merger Consideration each Participating Stockholder may be entitled to receive pursuant to this Agreement in its capacity as a stockholder of the Company in connection with the Merger, and (ii) if this Agreement is terminated for any reason prior to the Closing, then Buyer shall have no obligation to issue any Buyer Common Shares to the Participating Stockholders pursuant to Section 5.22(b) or otherwise have any obligation or liability to pay any amounts to any Participating Stockholder in respect of any Incremental Stockholder Loan or other funds that may have been provided to the Company by such Participating Stockholder.

(d) For purposes of this Section 5.22, “Stockholder Loan Fee Cap” means (i) if the pricing of the Buyer Public Offering occurs on or prior to October 9, 2017, $250,000, (ii) if the pricing of the Buyer Public Offering occurs between October 10, 2017 and October 16, 2017, $375,000, and (iii) if the pricing of the Buyer Public Offering occurs between October 17, 2017 and October 23, 2017, $500,000.

(j)                  Section 6.5 of the Merger Agreement is hereby amended and restated in its entirety with the following:

INTENTIONALLY DELETED.

(k)                 Except for the amendments expressly set forth in this Section 1, the text of the Merger Agreement shall remain unchanged and in full force and effect.

Section 2.                      Further Amendment. The Merger Agreement may be further amended by the Parties at any time by compliance with Section 10.7 of the Merger Agreement.

Section 3.                      Miscellaneous. The provisions of Sections 10.8 (Assignments; No Third Party Rights), 10.9 (Waiver), 10.10 (Severability), 10.11 (Governing Law; Jurisdiction; Venue; No Trial by Jury), 10.13 (Construction), 10.15 (Headings) and 10.16 (Counterparts) of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Amendment as of the date and year first above written.

BUYER:

LIVEXLIVE MEDIA, INC.

By:	/s/ Jerome N. Gold
	Name:	Jerome N. Gold
	Title:	EVP and CFO

MERGER SUB:

LXL Music Acquisition Corp.

By:	/s/ Jerome N. Gold
	Name:	Jerome N. Gold
	Title:	EVP and CFO

COMPANY:

SLACKER, INC.

By:	/s/ Duncan Orrell-Jones
	Name:	Duncan Orrell-Jones
	Title:	President and CEO

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Amendment as of the date and year first above written.

STOCKHOLDERS’ AGENT:

COLUMBIA CAPITAL EQUITY PARTNERS V (QP), L.P.

By:	Columbia Capital Equity Partners V, L.P. its General Partner

By:	Columbia Capital V, LLC its Manager

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President